December 21, 2018

Robert A. Berman
Chief Executive Officer
Novume Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA, 20151

       Re: Novume Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 12, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 13, 2018
           File No. 001-38338

Dear Mr. Berman:

        We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Acquisitions, page 41

1. Expand your disclosure to discuss how your acquisitions of BC Management, Global
       Technical Services, and Global Contract Professionals have changed your business operations.
 Robert A. Berman
Novume Solutions, Inc.
December 21, 2018
Page 2
Key Trends, Developments and Challenges
Letter of Intent to Acquire OpenALPR Technology, Inc., page 43

2. As it appears that you will be required to pay a substantial portion of the consideration for your planned acquisition of OpenALPR in cash, disclose how you intend to secure additional funding to support the acquisition.
3. We note an investor presentation where you indicate that Novume is transitioning to a technology company focused in artificial intelligence (AI), and that your current portfolio of AI technologies provides you with the opportunity to "disrupt." We further note your press release describing your planned acquisition of OpenALPR as furthering disruption of the vehicle recognition market through the use of "market-leading AI Technology."
         Expand your disclosure here and where applicable to reflect this transition in business focus. You should discuss the company's specific AI offerings, and how such products and/or services differ from more typical algorithmic computing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameRobert A. Berman                              Sincerely,
Comapany NameNovume Solutions, Inc.
                                                                Division of
Corporation Finance
December 21, 2018 Page 2                                        Office of
Telecommunications
FirstName LastName